SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35163; File No. 812-15446

Coller Secondaries Private Equity Opportunities Fund, et al.

March 22, 2024

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Coller Secondaries Private Equity Opportunities Fund; Coller Private Market Secondaries Advisors, LLC; Coller Investment Management Limited; Coller Capital, Inc.; Coller Capital Limited; Coller Credit Secondaries Investment Management Limited; Coller International Partners IX - A, L.P.; Coller International Partners IX - B, L.P.; Coller International Partners IX - C, SLP; Coller LP Secondaries - A, L.P.; Coller LP Secondaries - B, L.P.; Coller LP Secondaries - C, SLP; Coller GP-led and Direct Secondaries - A, L.P.; Coller GP-led and Direct Secondaries - B, L.P; Coller GP-led and Direct Secondaries - C, SLP; Coller International Partners VIII, L.P.; Coller International Partners VIII Parallel Fund, L.P.; Coller International Partners VIII Luxembourg, SLP; Coller Credit Opportunities I - A, L.P.; Coller Credit Opportunities I - B, L.P.; Coller Credit Opportunities I - D, SLP; Coller Credit Opportunities I Annex II, L.P.; Coller Credit Secondaries - Opportunities Fund II – A, L.P.; Coller Credit

Secondaries - Opportunities Fund II – B, L.P.; Coller Credit Secondaries - Opportunities Fund II – C, SLP; Coller Credit Secondaries - Opportunities Fund II – Annex I – A, L.P.; Coller Credit Secondaries - Opportunities Fund II – Annex I – B, L.P.; Coller Credit Secondaries - Opportunities Fund II – Annex I – C, SLP; Coller Credit Secondaries - Special Situations Fund I – A, L.P.; Coller Credit Secondaries - Special Situations Fund I – B, L.P.; CIP VIII Strategic Co-Investment Vehicle L.P.; Mondriaan Co-Investments SLP; CKPF SLP; Coller International Partners VII, L.P.; Coller International Partners VII Parallel Fund, L.P.; Coller International Partners VII Luxembourg, SLP; Coller International Partners VI, L.P.; Coller International Partners VI Parallel Fund, L.P.; and Coller International Partners VI Parallel Fund (Latin America), L.P.

Filing Dates: The application was filed on March 24, 2023, and amended on February 12, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on, April 16, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Richard Jason Elmhirst, at cccompliance@collercapital.com; and Rajib Chanda, Esq., and Nathan Somogie, Esq., Simpson Thacher & Bartlett LLP, at rajib.chanda@stblaw.com and nathan.somogie@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Kieran G. Brown, Senior Counsel, or Terri Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended and restated application, dated February 12, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.